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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/09___ AND ENDING ___03/31/10___
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

Marquis Financial Services of Indiana, Inc, aka

NAME OF BROKER-DEALER: Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16501 Ventura Blvd., Suite 512
(No. and Street)

Encino   CA   91321
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Goldstein   661-255-4612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPAs, P.C.
(Name – if individual, state last, first, middle name)

485 Underhill Blvd, Suite 100   Syosset   NY   11791
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



BB 6/10

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A/ MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2010

OATH OR AFFIRMATION

I, ___Gregory Goldstein_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Marquis Financial Services, Inc._____ , as of ___March 31_____~20_10____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KATHY J. BELLUCCI
Commission # 1863065
Notary Public - California
Los Angeles County
Comm. Expires Mar 16, 2014

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Encino, California

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) as of March 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
May 24, 2010

-1-

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

CURRENT ASSETS:

Cash	$7,690
Receivables from brokers and dealers	116,875
Prepaid expenses and other assets	15,690
Total Current Assets	140,255

PROPERTY AND EQUIPMENT, NET   1,082

OTHER ASSETS:

Escrow account	90,000
Security deposit	3,403
Due from claim from former clearing company	4,500
Total Other Assets	97,903
Total Assets	**$239,240**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	76,712
Total Liabilities	76,712

STOCKHOLDER'S EQUITY:

Common stock - $0.10 par value; 50,000 shares authorized;	
850 shares issued and outstanding	90,085
Additional paid-in capital	222,391
Accumulated deficit	(149,948)
Total Stockholder's Equity	162,528
Total Liabilities and Stockholder's Equity	**$239,240**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2010

REVENUES:	
Commissions	$536,713
Interest income	265
	536,978
OPERATING EXPENSES:	
Salaries, commissions and related expenses	378,959
Clearance and exchange fees	18,404
Regulatory fees	16,824
Other operating expenses	34,303
Occupancy and equipment rentals	39,740
Communications and data processing	6,106
Professional fees	30,110
Office expenses	3,839
Bad debt expense - North American Clearing	30,116
	558,401
Loss before provision for income taxes	(21,423)
Provision for income taxes	2,174
NET LOSS	**($23,597)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2010

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance March 31, 2010	$186,125	$85	$312,391	($126,351)
Conversion of additional paid-in capital to common stock	-0-	$90,000	(90,000)	-0-
Net loss	(23,597)	-0-	-0-	(23,597)
Balance March 31, 2010	**$162,528**	**$90,085**	**$222,391**	**($149,948)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	($23,597)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	1,037
Bad debt expense	30,116
Increase in receivables from brokers and dealers	(86,903)
Increase in prepaid expenses and other assets	(6,550)
Increase in security deposits	(798)
Increase in accounts payable, accrued expenses and other liabilities	45,751
NET CASH USED IN OPERATING ACTIVITIES	(40,944)
NET DECREASE IN CASH	(40,944)
CASH, BEGINNING OF YEAR	48,634
CASH, END OF YEAR	**$7,690**

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Conversion of additional paid-in capital to common stock	$90,000

The accompanying notes are an integral part of these financial statements.

1 -   **ORGANIZATION**

Marquis Financial Services of Indiana, Inc. (the "Company" formerly known as Benchmark Capital Management) was incorporated in the State of Wisconsin on June 6, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Investor Protection Corporation (the "SIPC"). The Company operated out of two locations: Encino, California and Spring Hill, Florida. The Company is owned by Wall Street at Home.Com, Inc.

2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash and Cash Equivalents (cont'd).

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2010, the Company did not have cash or cash equivalent balances in excess of FDIC insurance limits.

Securities Transactions and Valuation of Investments

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business. Invested cash is valued at cost which is its estimated fair value.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising Expense

All costs of advertising are expensed as incurred.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 *Income Taxes*, which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The principal temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting are as follows:

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods through reduced depreciation deductions for tax purposes.

The basis of prepaid expenses for financial reporting exceeds their tax basis since the Company has elected to expense these costs, which are deminimus and/or under twelve months long, in the year incurred. The excess will be taxable in future periods through reduced expense deduction for tax purposes.

Subsequent Events

In preparing these financial statements, the Organization has evaluated events and transactions for potential recognition or disclosure through May 24, 2010, the date the financial statements were issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 -   DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of March 31, 2010:

Commissions receivable	$ 91,864
Good faith deposits	25,011
	$ 116,875

On May 27, 2008, the Company's former clearing broker, North American Clearing, Inc. stopped operations and filed for bankruptcy in the United States Bankruptcy Court Middle District of Florida. The court appointed a trustee on July 28, 2008 to oversee the liquidation of North American Clearing, Inc. The Company was owed approximately $86,616 by the clearing house for deposits and commissions receivable due and filed a claim for that amount. The bankruptcy trustee made a determination regarding the claim and allowed $10,794 of the claim. The balance of the claim was denied. The Company received payment of $5,395 and is entitled to an additional distribution of $4,319 according to the notice of trustee's determination of claim. This balance due is included in other assets on the financial statements, and is not included in the computation of Company's net capital requirement pursuant to Rule 15C3-1.

4 -   PROPERTY AND EQUIPMENT

Office equipment	$ 7,418
Furniture and fixtures	4,206
	11,624
Less: Accumulated depreciation and amortization	10,542
	$ 1,082

Depreciation and amortization expense related to property and equipment amounted to $1,037 for the year ended March 31, 2010.

5 -   REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had regulatory net capital of $47,853, which was $42,739 in excess of its minimum regulatory net capital requirement of $5,114. The Company's net capital ratio was 1.60 to 1.

6 -   CONTINGENCIES

Concentrations of Credit Risk

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payments of funds or delivery of securities by any introduced customer accounts.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of March 31, 2010, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

Contingencies and Settlements

The Company, officers and former officers reached a settlement on an arbitration suit that required payment to the claimant of $65,000 in lieu of damages sought. The settlement was to be paid through the sale of restricted stock held by the former officer. The Company had no liability regarding this settlement since the proceeds from sale of stock covered the full amount.

6 - CONTINGENCIES (CONT'D).

Contingencies and Settlements (cont'd).

In addition, the Company is currently a defendant in several other actions and lawsuits for the alleged violations of federal and state laws which are incidental to its securities business. The claims are for substantial damages.

Per management and counsel, the Company intends on vigorously defending against these claims and believes it has meritorious defense available. Management of the Company, after consultation with outside legal counsel, is not in a position to evaluate the likelihood of an unfavorable outcome to the Company on some of the actions, nor to estimate the amount or range of any potential losses to the Company, if any. However, management is of the opinion that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position or net capital. Accordingly, no provision has been made in these financial statements. The Company has issued counterclaims on some of these actions and has other action pending seeking damages.

The Company had been named with others in a suit where a judgment of $75,000 was granted. The Company was not involved in the matter described in the suit and has paid a deposit in an escrow account in the amount of $90,000. The Company filed an appeal which asked that the judgment be vacated and damages be paid to the Company since the claimant had perjured himself and was unjustly enriched by a wrongful claim. Management is of the opinion, after reviewing such actions with counsel, that the ultimate assets and liabilities which might result from these actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7 - COMMITMENTS

Operating Leases

The Company leases its office space in Los Angeles under a lease agreement for thirty-nine months.

The lease has escalation for real estate taxes and operating expenses.

7 -   COMMITMENTS (CONT'D).

Operating Leases (cont'd).

Future minimum rentals are as follows:

Years Ending March 31:

2011	$ 42,064
2012	43,325
2013	14,875
	$ 100,264

Rent expense charged to activities for the year ended March 31, 2010 amounted to $40,024.

The Company had a non-cancelable operating lease for office equipment requiring payment of $258 a month through April 2010.

8 -   PROVISION FOR INCOME TAXES

The provision for income taxes is summarized as follows:

Federal	$ -0-
State	1,450
Deferred:	
Federal	-0-
State	-0-
	$ 1,450

The Company has available federal and state net operating loss carry-overs of approximately $141,000 to offset future income tax liabilities. These carry-overs expire through 2029.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED MARCH 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$162,528
Less: Nonallowable assets		
Property and equipment	1,082	
Prepaid expenses and other assets	15,690	
Escrow account	90,000	
Security deposit	3,403	
Due from claim from former clearing company	4,500	
		114,675
Net capital		$47,853

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3% of $76,712 pursuant to Rule 15C3-1	5,114
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	5,114
EXCESS NET CAPITAL	$42,739
EXCESS NET CAPITAL AT 1,000 %	$40,182
AGGREGATE INDEBTEDNESS	$76,712
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.60

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE FORMULA AND INFORMATION RELATING
TO POSSESSION AND CONTROL PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED MARCH 31, 2010

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

	Audit	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 7,690	$ 18,690	(a) $	(11,000)
Receivables from brokers and dealers	116,875	121,122	(b)	(4,247)
Prepaid expenses and other assets	15,690	-0-	(c)	15,690
Total Current Assets	140,255	139,812		443
PROPERTY AND EQUIPMENT, NET	1,082	1,082		-0-
OTHER ASSETS:				
Escrow account	90,000	90,000		-0-
Security deposit	3,403	-0-		3,403
Due from claim from former clearing company	4,500	450		-0-
Total Other Assets	97,903	94,500		3,403
Total Assets	**$ 239,240**	**$ 235,394**		**$ 3,846**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 76,712	$ 68,049	(d) $	8,663
Total Liabilities	76,712	68,049		8,663
STOCKHOLDER'S EQUITY:				
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	90,085	90,085		-0-
Additional paid-in capital	222,391	222,391		-0-
Retained earnings (accumulated deficit)	(149,948)	(145,131)	(e)	(4,817)
Total Stockholder's Equity	162,528	167,345		(4,817)
Total Liabilities and Stockholder's Equity	**$ 239,240**	**$ 235,394**		**$ 3,846**

(a) Reclassification of cash held at clearing house reported on focus report as cash reported as Receivables from brokers and dealers on audit report (see b).

(b) Adjustment of net commissions receivable from unsettled trades at March 31, 2010, and reclassification of cash held at clearing house of $11,000.

(c) Adjustment for reclassification of security deposit used for rent expense and misposting of prepaid expenses.

(d) Audit adjustments for various year-end accruals not recorded by broker on focus report, including settlements, taxes, payroll and other miscellaneous expenses.

(e) Summary of difference listed above.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF MARCH 31, 2010

Net capital as reported on the Focus Report, Part IIA $ 167,345

Adjustments   (119,492)

Net capital as adjusted and as reported per audited
financial statements $ 47,853

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the misclassification of non-allowable assets by broker, adjustments for various accruals that were not available to file the original Form X-17a-5(a) due to required filing deadlines, and cut-off for commission receivable on unsettled trades. The audited report reflects the (adjusted) actual balances and the reclassification of non-allowable assets and revised estimates available subsequent to the previous filing. In order for Marquis Financial Services, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Encino, California

In planning and performing our audit of the financial statements of Marquis Financial Services of Indiana, Inc., d/b/a Marquis Financial Services, Inc. ("The Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
May 24, 2010



INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
16501 Ventura Blvd., Suite 512
Encino, CA 91436

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation(Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Marquis Financial Services of Indiana, Inc.'s (d/b/a Marquis Financial Services, Inc.) compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Marquis Financial Services of Indiana, Inc.'s (d/b/a Marquis Financial Services, Inc.) management is responsible for Marquis Financial Services of Indiana, Inc.'s (d/b/a Marquis Financial Services, Inc.) compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2010, to the Schedule of SIPC Assessment and Payments, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to March 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
May 24, 2010

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANICAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE PERIOD APRIL 1, 2009 TO MARCH 31, 2010

Total revenue	536,978
SIPC net operating revenues	536,978
General assessment @ .0025	1,342

Payments:

Date:	Check #:	Form:	
02/28/2009	1223	SIPC-4	150
02/08/2010	1351	SIPC-6	295
04/21/2010	1384	SIPC-7T	115

Total payments	560
Assessment balance due or (overpayment)	782
Interest computed on late payment at 20% per annum	-0-
Total assessment balance and interest due	782

See Accountants' Agreed Upon Procedures Report